ABRI SPAC I, INC.

9663 Santa Monica Blvd., No. 1091

Beverly Hills, CA 90210

September 21, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-7010

Re:	Registration Statement on Form S-4 (File No. 333-262637)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Abri SPAC I, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Registrant’s Registration Statement on Form S-4, File No. 333-262637, initially filed on February 11, 2022, and by Amendment No. 1 to the Registration Statement on Form S-4/A on May 10, 2022, both, together with all exhibits thereto (the "Registration Statement").

The Company has determined not to proceed with the offering contemplated by the Registration Statement at this time. No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions with respect to the foregoing, please contact Alex Weniger-Araujo at (212) 407-4063.

Very truly yours,

ABRI SPAC I, INC.

By:	/s/ Jeffrey Tirman
Name: Jeffrey Tirman Title: Chief Executive Officer